State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$ 382,669,771
Cash and cash equivalents segregated in compliance with federal regulations	291,996,366
Securities segregated in compliance with federal regulations	19,909,600
Deposits with clearing organizations	53,594,838
Receivable from broker-dealers and clearing organizations	376,065,365
Receivable from customers	5,927,624
Receivable from affiliates	6,268,903
Distribution fees receivable	2,802,830
Exchange memberships	4,217,300
Other intangible assets, net of accumulated amortization of $34,345,114	14,384,886
Other assets	7,449,745
Total assets	$ 1,165,287,228

Liabilities and member's equity

Liabilities:

Payable to broker-dealers and clearing organizations	$ 4,560,115
Payable to customers	315,281,370
Payable to affiliates	195,383,787
Accrued tax liability	1,746,947
Deferred tax liability, net	4,297,280
Accrued marketing expense	3,077,053
Accrued expenses and other liabilities	7,977,098
Total liabilities	532,323,650
Subordinated liabilities	125,000,000
Member's equity	507,963,578
Total liabilities and member's equity	$ 1,165,287,228

The accompanying notes are an integral part of these financial statements.

Confidential Pursuant to SEC Rule 17a-5(e)(3) and CFTC Regulation 1.10(g)